Exhibit 99.2

The Phoenix Group Corporation Announces Preliminary Ruling
                    in Hearing Involving
              InterLink Home Health Care, Inc.
DALLAS--(BUSINESS WIRE)--July 22, 2002--The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News), a Dallas-based company, today announced that a ruling was handed down late Friday afternoon by Judge Mike Lynn of the United States Bankruptcy Court for the Northern District of Texas located in Ft. Worth, Texas in connection with a dispute with Intrepid of Texas, Inc. involving InterLink Home Health Care, Inc. a wholly-owned subsidiary of Phoenix. Judge Lynn made several findings of fact in a preliminary ruling that is subject to further proceedings at a later date.
In particular, the court ruled that a pledge agreement in connection with a three-year old loan agreement was "facially valid." Phoenix is disputing the authenticity of this document. The effect of this ruling is to vest temporary corporate governance in Intrepid such that it has the right to operate InterLink until such time as further hearings in the matter can take place or the matter can be resolved between the parties.
Although Intrepid has the temporary right to operate the company, Judge Lynn has appointed an examiner to monitor the activities of Intrepid while the matter remains within the jurisdiction of his court. All actions of Intrepid with respect to the affairs of InterLink will be subject to the review of the examiner. Specifically, Judge Lynn ruled that no employees of InterLink would be dismissed during this phase of the dispute, and that business would proceed as usual.
In a brief meeting after the conclusion of the hearing, Ron Lusk, CEO of Phoenix, encouraged those employees of InterLink in attendance to continue to work for the company and to provide services for the patients currently in their care. He noted that the first duty of Phoenix and InterLink is to provide the highest level of care for the patients and doctors who are relying on InterLink for home health care services.
Further proceedings in this matter have not yet been scheduled. The Phoenix Group Corporation will continue to vigorously pursue all its legal remedies.
The matters reported in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News) and its subsidiaries' business and prospects and cause actual results to differ materially from those forward-looking statements. Among the factors that could cause actual results to differ are Phoenix's operating history, competition, low barriers to entry, reliance on strategic relationships, rapid technological changes, timely development and market acceptance of products and Phoenix's ability to appropriately distribute its products and inability to complete transactions on favorable terms and those risks discussed in the Company's filings with the SEC.